October 3, 2007

Mail Stop 4561

John Robert Thorson
Senior Vice President and Chief Financial Officer
Westamerica Bancorporation
1108 Fifth Avenue
San Rafael, California 94901

> **Re:** **Westamerica Bancorporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed February 27, 2007**
> **File No. 001-9383**

Dear Mr. Thorson:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Donald Walker
Senior Assistant Chief
Accountant